UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE
13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024

Commission File Number 001-42038

Holdco Nuvo Group D.G Ltd.

(Translation of registrant’s name into English)

94 Yigal Alon St.

Tel Aviv, Israel 6789155

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Closing of the Business Combination and Nasdaq Listing

On May 1, 2024, Holdco Nuvo Group D.G Ltd., a limited liability company organized under the laws of the State of Israel (“Holdco”), issued a press release announcing the closing of the business combination contemplated by the Business Combination Agreement, dated as of August 17, 2023, by and among LAMF Global Ventures Corp. I, a Cayman Islands exempted company (“LAMF”), Nuvo Group Ltd., a limited liability company organized under the laws of the state of Israel (“Nuvo”), Holdco, Nuvo Assetco Corp., a Cayman Islands exempted company and a wholly owned subsidiary of Holdco (“Assetco”) and H.F.N Insight Merger Company Ltd., a limited liability company organized under the laws of the State of Israel and a wholly owned subsidiary of LAMF (“Merger Sub”), and the listing of Holdco’s ordinary shares and warrants on The Nasdaq Stock Market LLC.

The press release is furnished as Exhibit 99.1 to this Report on Form 6-K.

Exhibit Index

Exhibit 99.1-Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Holdco Nuvo Group D.G Ltd.

	By:	/s/ Robert Powell
	Name:	Robert Powell
	Title:	Chief Executive Officer

Date: May 1, 2024

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